Filed by The Lazard Funds, Inc., on behalf of its series Lazard US Realty Equity Portfolio pursuant to Rule 425 Under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Lazard US Realty Equity Portfolio

Form N-14 filed by Trust for Professional Managers (File No. 333-237042)

PROXY LITE MESSAGES:
Lazard US Realty Equity Portfolio

1ST PROXY LITE MESSAGE TO BE SENT AFTER DEFINITIVE FILING AND IN CONJUNCTION WITH INITIAL MAILING

“Hi, this is <        >,

I am the <CEO/ CFO/ President> of Lazard US Realty Equity Portfolio.  I’m calling you about our Special Meeting of Shareholders that is being held on June 16, 2020 at which shareholders will consider and vote on a proposed reorganization of the Portfolio.

You will be receiving proxy information related to the meeting over the next few days.  That package will include instructions on how you can easily vote your shares by mail, over the phone or online. We ask that you vote as soon as possible. When you vote promptly, it saves time, money, and energy by helping us avoid sending you the materials again or calling to request your vote.

As a shareholder your participation in the vote is urgently requested. You can vote now by pressing 1 and you will be connected to a Broadridge proxy specialist who can walk you through the process of the vote. Or, if you are receiving this message as a recording you can vote now by dialing 800-574-6503 to be connected. That number again is 800-574-6503.

You vote is very important.

Thank you for your time and most importantly, thank you for your vote.”

Information regarding the identity of the participants in the solicitation of proxies with respect to the proposed reorganization and a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Proxy Statement/Prospectus and other materials included in the Registration Statement on Form N-14 of Trust for Professional Managers (“TPM”) filed with the Securities and Exchange Commission (the “SEC”). Shareholders should read the Proxy Statement/Prospectus because it contains important information. Shareholders can obtain the Proxy Statement/Prospectus, and any other documents filed by TPM with the SEC, for free at the SEC’s web site (www.sec.gov) and at www.proxyvote.com.

PROXY LITE MESSAGES:
Lazard US Realty Equity Portfolio

2nd DRAFT PROXY LITE MESSAGE TO BE SENT AFTER INITIAL MAILING

“Hello, my name is <        >, <CEO/ CFO/ President> of Lazard US Realty Equity Portfolio and I am calling today to ask for your help.

There is an important proposal concerning a proposed reorganization of the Portfolio that has been sent out to our shareholders and it is important to me to get your view and your vote on this matter.

As a shareholder your participation in the vote is urgently requested. You can vote now by pressing 1 and you will be connected to a Broadridge proxy specialist who can walk you through the process of the vote. Or, if you are receiving this message as a recording you can vote now by dialing 800-574-6503 to be connected. That number again is 800-574-6503.

You will also have received proxy materials by mail, and you can use those to vote through the mail or online.

Acting now preempts additional cost for outreach. It will also ensure that you will not receive any additional solicitation.

Please vote. Your vote is important regardless of the number of shares you own.

Thank you again for your time and we appreciate your confidence in the Lazard US Realty Equity Portfolio.”

PLEASE VOTE NOW

WE MUST RECEIVE YOUR VOTE BY JUNE 16, 2020

IMPORTANT NOTICE REGARDING YOUR INVESTMENT IN

Lazard US Realty Equity Portfolio

Recently, we sent you proxy material regarding the Special Meeting of Shareholders that is scheduled for June 16, 2020. The Portfolio’s records indicate that we have not received your vote. We urge you to vote as soon as possible in order to allow the Portfolio to obtain a sufficient number of votes to hold the meeting as scheduled.

If you have any questions or would like to vote, please call the following number:

800-574-6503

Your vote is important no matter the size of your fund holdings.

Please vote promptly so your vote can be received prior to the June 16, 2020 Special Meeting of Shareholders.

The Portfolio has made it very easy for you to vote. Choose one of the following methods:

VOTE ONLINE	VOTE BY MAIL	VOTE BY PHONE

Visit the Website noted on your proxy card and enter the control number that appears on the proxy card. Follow the on-screen prompts to vote.	Return the executed proxy card in the postage-paid envelope provided so it is received before June 16, 2020.

Call the phone number above Monday – Friday, 9:00am – 10pm, Eastern time to speak with a proxy specialist.

OR

Call the toll free touch-tone phone number listed on your proxy card. Have your proxy card with control number available. Follow the touch-tone prompts to vote.

THANK YOU FOR VOTING

USRE2020

Approved- Solicitation Script

Lazard US Realty Equity Portfolio

Meeting Date: June 16, 2020

Toll Free Number: 800-574-6503

Inbound Greeting:

Thank you for calling the Broadridge Proxy Services Center for the Lazard US Realty Equity Portfolio. My name is <Agent Name>. How may I assist you today?

General Outbound Greeting:

Good day, may I please speak with Mr./Ms. <full name as it appears on registration>?

Hello Mr./Ms. <Shareholder’s Last Name>. My name is <agent name> and I am a proxy voting specialist calling on behalf of Lazard US Realty Equity Portfolio to confirm you have received the proxy materials for the Special Meeting of Shareholders scheduled for June 16, 2020. Have you received proxy materials?

Near Meeting Date Outbound Greeting:

Good day, may I please speak with Mr./Ms. <full name as it appears on registration>?

Hello Mr./Ms.<last name>. My name is <agent name> and I am a proxy voting specialist calling on behalf of Lazard US Realty Equity Portfolio to confirm you have received the proxy materials for the Special Meeting of Shareholders scheduled in just a few days on June 16, 2020. Have you received proxy materials?

Adjournment Outbound Greeting:

Good day, may I please speak with Mr./Ms. <full name as it appears on registration>?

Hi Mr. /Ms. _________, my name is <Agent Name> and I am a proxy voting specialist calling concerning your current investment in Lazard US Realty Equity Portfolio. Due to the lack of shareholder participation, the Special Meeting of Shareholders has been adjourned to <date/time>. Have you received proxy materials?

Voting:

Your board has recommended a vote FOR the proposal. Would you like to vote along with the recommendations of the board for all of your accounts?

Thank you, I am recording your <for, against, abstain> vote. For confirmation purposes, please state your full name.

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And according to our records, you currently reside at <read street address, city, and state >. Is that correct? For confirmation purposes, please state your zip code.

Thank you. You will receive a confirmation of your voting instructions within 5 days. If you have any questions, please contact us at this toll free number 800-574-6503.

Mr./Ms. <Shareholder’s Last Name>, your vote is important, and your time is appreciated. Thank you and have a good <day, evening, night>.

If unsure of voting or does not want to vote along with the recommendation of the Board:

Would you like me to review the proposal with you? <After review, ask them if they would like to vote now over the phone>.

If not received/Requesting material to be re-mailed:

I can resend the proxy materials to you, or I can review the proposal with you and record your vote immediately by phone. <Pause for response>

After review, ask them if they would like to vote now over the phone:

Your Board recommends that you vote “FOR” the proposal. Would you like to vote along with the recommendations of the Board for all your accounts?

If they don’t want proposal reviewed:

Do you have an email address this can be sent to? <If yes, enter the email address in the notes and read it back phonetically to the shareholder.>

Thank you. You should receive the proxy materials shortly and the materials will inform you of the methods available to cast your vote, one of which is to call us back at 800-574-6503.

If Not Interested:

I am sorry for the inconvenience. Please be aware that as a shareholder, your vote is very important. Please fill out and return your proxy card at your earliest convenience. If you would rather not do that, you can always vote via the other methods outlined in the proxy materials. Thank you again for your time today, and have a wonderful day/evening.

Registered holder wants a new proxy card or their control number <send complete contact information name, address, control #, & shares to Broadridge>:

Your control number can be found on your proxy card. I can arrange to have a new proxy card sent to you. However, I can record your voting instructions right now so that it will be represented at the upcoming meeting. Your board is recommending you vote FOR the proposal…

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Beneficial holder wants a new VIF or their control number:

Your control number can be found on your Vote Instruction Form. You can contact your broker/financial advisor and they can arrange to have a new voting instruction form sent to you. However, I can record your voting instructions right now so that it will be represented at the upcoming meeting. Your board is recommending you vote FOR the proposal…

ANSWERING MACHINE MESSAGE:

Hello, my name is <Agent Name> and I am a proxy voting specialist calling on behalf of Lazard US Realty Equity Portfolio. You should have received proxy materials electronically or in the mail concerning the Special Meeting of Shareholders to be held on June 16, 2020.

Your vote is very important. Please sign, date and promptly mail your proxy card in the postage-paid envelope provided. Internet and telephone voting are also available. To vote over the Internet please follow the instructions provided in the proxy materials. If you have any questions, would like to vote over the telephone or need new proxy materials, call toll-free at 800-574-6503 and a proxy voting specialist will assist you. Specialists are available Monday through Friday, 9AM to 10PM Eastern Time. Voting takes just a few moments and will benefit all shareholders. Thank you for your prompt attention to this matter.

AUTOMATED ANSWERING MACHINE MESSAGE:

Hello, this is the Broadridge Proxy Services Center calling with an important message on behalf of Lazard US Realty Equity Portfolio. You should have received proxy materials electronically or in the mail concerning the Special Meeting of Shareholders to be held on June 16, 2020.

Your vote is very important. Please sign, date and promptly mail your proxy card in the postage-paid envelope provided. Internet and telephone voting are also available. To vote over the Internet please follow the instructions provided in the proxy materials. If you have any questions, would like to vote over the telephone or need new proxy materials, call toll-free at 800-574-6503 and a proxy voting specialist will assist you. Specialists are available Monday through Friday, 9AM to 10PM Eastern Time. Voting takes just a few moments and will benefit all shareholders. Thank you for your prompt attention to this matter.

FUND RECORDED ANSWERING MACHINE MESSAGE 1:

Hello, this is <Fund Representative> calling you with an important message concerning your investment in Lazard US Realty Equity Portfolio. You should have received proxy material electronically or in the mail concerning the Special Meeting of Shareholders to be held on June 16, 2020.

Your vote is very important. Please sign, date and promptly mail your proxy card in the postage-paid envelope provided. Internet and telephone voting are also available. To vote over the Internet please follow the instructions provided in the proxy materials. If you have any

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questions, would like to vote over the telephone or need new proxy materials, call toll-free at 800-574-6503 and a proxy voting specialist will assist you. Specialists are available Monday through Friday, 9AM to 10PM Eastern Time. Voting takes just a few moments and will benefit all shareholders. Thank you for your prompt attention to this matter.

FUND RECORDED ANSWERING MACHINE MESSAGE 2:

Hello, this is <Fund Representative> calling you with an important message concerning your investment in Lazard US Realty Equity Portfolio. You should have received proxy material electronically or in the mail concerning the Special Meeting of Shareholders to be held on June 16, 2020. The meeting date is fast approaching and we need your help.

Your vote is very important. Please sign, date and promptly mail your proxy card in the postage-paid envelope provided. Internet and telephone voting are also available. To vote over the Internet please follow the instructions provided in the proxy materials. If you have any questions, would like to vote over the telephone or need new proxy materials, call toll-free at 800-574-6503 and a proxy voting specialist will assist you. Specialists are available Monday through Friday, 9AM to 10PM Eastern Time. Voting takes just a few moments and will benefit all shareholders. Thank you for your prompt attention to this matter.

FUND RECORDED ANSWERING MACHINE MESSAGE 3:

Hello, this is <Fund Representative> calling you with an urgent message concerning your investment in Lazard US Realty Equity Portfolio. You have probably received several messages concerning the upcoming Special Meeting of Shareholders either electronically, by mail or by phone. That is because the meeting date is just a few days away on June 16, 2020 and we need your help.

Your vote is very important. Please sign, date and promptly mail your proxy card in the postage-paid envelope provided. If you have any questions, would like to vote over the telephone or need new proxy materials, call toll-free at 800-574-6503 and a proxy voting specialist will assist you. Specialists are available Monday through Friday, 9AM to 10PM Eastern Time. Voting takes just a few moments and will benefit all shareholders. Thank you for your prompt attention to this matter.

INBOUND - CLOSED RECORDING:

Thank you for calling the Broadridge Proxy Services Center. Our offices are now closed. Please call us back during our normal business hours which are, Monday through Friday, 9AM to 10PM Eastern Time. Thank you.

INBOUND - CALL IN QUEUE MESSAGE:

Thank you for calling the Broadridge Proxy Services Center. Our proxy specialists are currently assisting other shareholders. Your call is important to us. Please continue to hold and your call will be answered in the order in which it was received. Please not that Internet voting is also

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available. To vote over the Internet please follow the instructions provided in the proxy materials you received.

END OF CAMPAIGN MESSAGE:

Thank you for calling the Broadridge Proxy Services Center. The Special Meeting of Shareholders has been held and as a result, this toll free number is no longer in service for proxy related calls. If you have questions about your investment, please contact your Financial Advisor or the fund company directly. Thank you and have a nice day.

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